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SEC FILE NUMBER
8-43278

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Mutual of America Securities Corporation (Filed as Confidential Information)

OFFICIAL USE ONLY
FIRM ID. NO.

RECD S.E.C. FEB 26 2002 613

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

320 Park Avenue
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Amir Lear — 212-224-1940 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen LLP
(Name - if individual, state last, first, middle name)

1345 Avenue of the Americas	New York	New York	10105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 12 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/12/02

MUTUAL OF AMERICA
SECURITIES CORPORATION

320 PARK AVENUE
NEW YORK NY 10022-6839
212 224 1600
212 224 2500 FAX

CONTENTS OF REPORT

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Operations.
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholder's Equity.
- ☐ (f) Statement of Changes in Subordinated Liabilities.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Exemptive Provision under Rule 15c3-3.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a5(e)(3).*

MUTUAL OF AMERICA
SECURITIES CORPORATION

320 PARK AVENUE
NEW YORK NY 10022-6839
212 224 1600
212 224 2500 FAX

OATH OR AFFIRMATION

I, Dolores Morrissey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mutual of America Securities Corporation, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Dolores J. Morrissey 2/20/02

Dolores J. Morrissey,
Chairwoman & C.E.O.

Christopher M. Miseo

Notary Public February 20, 2002

CHRISTOPHER M. MISEO
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01-MI4899484
QUALIFIED IN NEW YORK COUNTY
CERT. FILED IN NEW YORK COUNTY
COMMISSION EXPIRES JULY 6, 2003

ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To The Board of Directors of
Mutual of America Securities Corporation:

We have audited the accompanying statement of financial condition of Mutual of America Securities Corporation (a Delaware corporation and a wholly owned subsidiary of Mutual of America Holding Company, Inc. which is a wholly owned subsidiary of Mutual of America Life Insurance Company) as of December 31, 2001, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and schedules referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mutual of America Securities Corporation as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

New York, New York
February 20, 2002

MUTUAL OF AMERICA SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

ASSETS:	
Cash and cash equivalents	$ 335,067
Money market investment	360,757
Due from affiliates	642,113
Other assets	12,282
Total assets	$ 1,350,219

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
General expenses due and accrued	$ 468,179
Due to parent	110,717
Total liabilities	578,896
STOCKHOLDER'S EQUITY:	
Common stock, $1.00 par value, 3,000 shares authorized, issued and outstanding	3,000
Additional paid-in capital	4,981,677
Accumulated deficit	(4,213,354)
Total stockholder's equity	771,323
Total liabilities and stockholder's equity	$ 1,350,219

The accompanying notes are an integral part of this statement.

MUTUAL OF AMERICA SECURITIES CORPORATION

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

INCOME:	
Investment income	$ 22,905
Total income	22,905
EXPENSES:	
Salaries and benefits	1,251,823
Corporate service charge	144,719
Licenses and fees	59,254
Rent	52,918
Accounting fees	23,134
Total expenses	1,531,848
Loss before federal income tax benefit	(1,508,943)
FEDERAL INCOME TAX BENEFIT	527,843
Net loss	$ (981,100)

The accompanying notes are an integral part of this statement.

MUTUAL OF AMERICA SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
BALANCE, December 31, 2000	$ 3,000	$ 3,981,677	$(3,232,254)	$ 752,423
Contributed capital	--	1,000,000	--	1,000,000
Net loss	--	--	(981,100)	(981,100)
BALANCE, December 31, 2001	$ 3,000	$ 4,981,677	$(4,213,354)	$ 771,323

The accompanying notes are an integral part of this statement.

MUTUAL OF AMERICA SECURITIES CORPORATION

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (981,100)
Reconciliation of net loss to net cash used in operating activities-	
Increase in money market investment	(13,276)
Increase in due from affiliates	(527,843)
Increase in general expenses due and accrued	221,506
Increase in due to parent	94,206
Decrease in other assets	446
Net cash used in operating activities	(1,206,061)
CASH FLOWS FROM FINANCING ACTIVITY:	
Contributed capital	1,000,000
Net cash provided by financing activity	1,000,000
Net decrease in cash and cash equivalents	(206,061)
CASH AND CASH EQUIVALENTS, beginning of year	541,128
CASH AND CASH EQUIVALENTS, end of year	$ 335,067

The accompanying notes are an integral part of this statement.

MUTUAL OF AMERICA SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

1. ORGANIZATION

Mutual of America Securities Corporation (the "Company") was established on June 29, 1990, pursuant to Delaware General Corporation Law. The Company is a registered broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is a wholly owned subsidiary of Mutual of America Holding Company, Inc. (the "Corporation"), which is a wholly owned subsidiary of Mutual of America Life Insurance Company ("Mutual of America"). Through September 30, 2000 the Company was a subsidiary of LIFCO Holding Company, Inc. (formerly known as Mutual of America Corporation). Effective October 1, 2000, in anticipation of the sale of an affiliated entity, Mutual of America changed its holding company structure and the Company became a wholly owned subsidiary of Mutual of America Holding Company, Inc. on that date.

The Company operates as an introducing broker on behalf of affiliated companies with respect to transactions in listed and over-the-counter equity securities. The Company also acts as the distributor for the Mutual of America Institutional Funds, Inc. series of mutual funds.

The Company commenced operations on April 23, 1992, subsequent to the receipt of its approval from the NASD, and its sole customers include Mutual of America, its affiliates and sponsored funds.

2. SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

Cash equivalents consist of short-term investments, which are liquid securities with a maturity of three months or less when acquired.

Investments

The Company's portfolio consists of an investment in a money market fund, which is carried at market. Security transactions for the Company's portfolio are recorded on a trade date basis. Interest income is accrued as earned.

Estimates by Management

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities as of December 31, 2001. Actual results could differ from those estimates.

3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 ["Net Capital Requirements for Brokers or Dealers"] (the "Rule"), which requires the maintenance of minimum net capital of the greater of $25,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $104,713, which was $66,120 in excess of its required net capital. The Company had aggregate indebtedness of $578,896 at December 31, 2001; the ratio of aggregate indebtedness to net capital was 5.5 to 1.

MUTUAL OF AMERICA SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

The Corporation contributed $1,000,000 to the Company in 2001 in order to meet net capital requirements and to provide for operating expenses for the year. It is Mutual of America Holding Company, Inc.'s intent to continue to contribute capital to the Company as necessary, for regulatory and operating purposes.

4. RULE 15c3-3 EXEMPTION

Rule 15c3-3 of the Securities Exchange Act of 1934 defines customer protection and mandates reserves, which the broker-dealer must maintain, as well as the proper custody of customers' securities.

The Company is exempt from this Rule because it is an introducing broker-dealer which clears all customers' transactions, on a fully disclosed basis, with a clearing broker, carries no margin accounts, and does not hold funds or securities for, nor owe money or securities to, customers.

5. INCOME TAXES

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." This statement requires that taxes be provided for the differences between the tax basis of assets and liabilities and their amounts for financial reporting purposes.

The Company is included with the Corporation and other subsidiaries in the consolidated federal income tax return and files separate state and local tax returns. In accordance with the Company's tax sharing arrangement, tax expense/benefit is allocated to the members of the group filing the consolidated return based on each member's relative contribution to the group's consolidated tax liability.

An analysis of the Company's net federal income tax benefit for the year ended December 31, 2001, is as follows:

Federal:	
Current	$ --
Deferred	(527,843)
Total net Federal income tax (benefit)	$ (527,843)

As of December 31, 2001, $642,113 was due from an affiliate for federal income tax benefit in accordance with the tax sharing arrangement.

6. RELATED PARTY TRANSACTIONS

Mutual of America has incurred costs in connection with the use of its personnel, property and facilities on behalf of the Company. Mutual of America allocates these costs to the Company each month, and the Company reimburses Mutual of America monthly. During 2001, such costs were $274,514 and are reflected in the Statement of Operations. In 2001, the Company did not charge its affiliates fees for services rendered.

7. SUBSEQUENT EVENT

The Corporation contributed $500,000 to the Company in January 2002.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Mutual of America Securities Corporation as of December 31, 2001

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 771,323	3480
2.	Deduct: Ownership equity not allowable for Net Capital				3490
3.	Total ownership equity qualified for Net Capital			771,323	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 771,323	3530
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition	$ 654,395	3540		
	B. Secured demand note delinquency		3590		
	C. Commodity futures contracts and spot commodities -proprietary capital charges		3600		
	D. Other deductions and/or charges	5,000	3610	(659,395)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net Capital before haircuts on securities positions			$ 111,928	3640
9.	Haircuts on securities: (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities	7,215	3734		
	D. Undue concentration		3650		
	E. Other (List)		3736	(7,215)	3740
10.	Net Capital			$ 104,713	3750

OMIT PENNIES

Note: No material differences exist between the audited Computation of Net Capital and the corresponding schedules included in the Company's unaudited December 31, 2001 Form X-17A-5 Part IIA filing.

The accompanying notes to supplementary schedules are an integral part of this schedule.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Mutual of America Securities Corporation as of December 31, 2001

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6 2/3% of line 19)		$	38,593	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		$	25,000	3758
13.	Net capital requirement (greater of line 11 or 12)		$	38,593	3760
14.	Excess net capital (line 10 less 13)		$	66,120	3770
15.	Excess capital at 1000% (line 10 less 10% of line 19)		$	46,823	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition		$	578,896	3790
17.	Add:				
	A. Drafts for immediate credit	$ 3800			
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$ 3810			
	C. Other unrecorded amounts (List)	$ 3820	$		3830
19.	Total aggregate indebtedness		$	578,896	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ line10)		%	5.528	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		%	N/A	3860

COMPUTATION OF ALTERNATIVE CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	N/A	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	N/A	3880
24.	Net capital requirement (greater of line 22 or 23)	$	N/A	3760
25.	Excess net capital (line 10 less 24)	$	N/A	3910
26.	Net capital in excess of the greater of:			
	A. 5% of combined aggregate debit items or $120,000	$	N/A	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

MUTUAL OF AMERICA SECURITIES CORPORATION

SCHEDULE OF NONALLOWABLE ASSETS
DECEMBER 31, 2001

Due from affiliates	$ 642,113
Other assets	12,282
Total nonallowable assets	$ 654,395

The accompanying notes to supplementary schedules are an integral part of this schedule.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Mutual of America Securities Corporation as of December 31, 2001

Exemptive Provisions Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon *which such exemption is based (check one only)*

A. (k)(1)-$2,500 capital category as per Rule 15c3-1		4550
B. (k)(2)(A)-"Special Account for the Exclusive Benefit of customers" maintained		4560
C. (k)(2)(B)-All customer transactions cleared through another broker-dealer on a fully disclosed basis		
Name of clearing firm Bear Stearns Securities Corporation, Inc. 4335	X	4570
D. (k)(3)-Exempted by order of the Commission		4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of proposed withdrawal or Accrual See below for code to enter	Name of lender or contributer	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645

Total $ N/A 4699

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE: DESCRIPTIONS

1. Equity Capital
2. Subordinated Liabilities
3. Accruals

Note: In management's opinion, the Company has complied with the exemptive provisions under Rule 15c3-3 for the period ended December 31, 2001.